SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16
under the securities exchange act of 1934
For the month of April, 2008
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telvent Canada refinancing credit agreement with ABN AMRO Bank N.V. replacing the Telvent Canada credit agreement dated May 2, 2003
     On March 31, 2008, our subsidiary Telvent Canada Ltd. (“Telvent Canada”) entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V. (the “Bank”) to replace the credit agreement dated May 2, 2003 between Telvent Canada and the Bank (the “2003 Credit Agreement”). The 2003 Credit Agreement is described in our Form 20-F filed March 10, 2008.
     The New Credit Agreement provides for three separate credit facilities, all of which are unsecured with respect to the assets of Telvent Canada and its subsidiary Telvent USA. The obligations of Telvent Canada to the Bank are guaranteed by Telvent GIT, S.A.
     The first facility (“Facility A”) is a revolving credit line to be used to refinance all amounts outstanding as at March 31, 2008 under the 2003 Credit Agreement and for working capital purposes in a maximum aggregate amount of U.S. $3 million. Loans can be advanced in either Canadian dollars or United States dollars, at Telvent Canada’s option. Loans in Canadian dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the Canadian prime rate, at Telvent Canada’s option. Loans in United States dollars bear interest at a rate equal to the LIBOR rate plus 1.00% or the United States prime rate, at Telvent Canada’s option. The indebtedness of Telvent Canada under Facility A of the 2003 Credit Agreement was refinanced under Facility A of the New Credit Agreement on March 31, 2008.
     The second facility (“Facility B”) is a hedging facility in the maximum aggregate amount of U.S. $6 million, solely for the purpose of financing hedging agreements entered into by Telvent Canada. Hedging agreements include any agreement relating to a transaction that is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond, note or bill option, interest rate option, forward foreign exchange transaction, cap, collar or floor transaction, currency swap, cross-currency rate swap, currency option or any other similar transaction.
     The third facility (“Facility C”) is a credit facility in a maximum aggregate amount of U.S. $12 million solely for the purposes of issuing standby letters of credit in connection with projects in which Telvent Canada or Telvent USA is required to provide bid, advance payment or performance securities. Under Facility C, the fees for letters of credit are calculated on the basis of a rate per annum equal to 0.75% of the face amount of each letter of credit at the time of issuance by the Bank. The obligations of Telvent Canada with respect to standby letters of credit issued under Facility C of the 2003 Credit Agreement were refinanced under Facility C of the New Credit Agreement on March 31, 2008.
     The credit facilities are made available to Telvent Canada at the sole discretion of the Bank. Borrowings under the credit facilities are repayable on demand and the Bank may terminate the New Credit Agreement at any time and for any reason. Upon demand or termination, the principal amount of all borrowings outstanding under the New Credit Agreement are due and payable in full within 30 days and Telvent Canada must deposit funds in the Bank for the full aggregate amount of unexpired letters of credit.
     Telvent GIT, S.A. intends to file a copy of the New Credit Agreement and of the related Guaranty by Telvent GIT, S.A. as exhibits to its next quarterly report on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: April 3, 2008